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Prudential plc and Subsidiaries INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 8, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

Laurence Pountney Hill,
London EC4R 0HH, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-117208)

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively "IFRS"). Were the Group to apply International Financial Reporting Standards as adopted by the European Union ("EU") as opposed to those issued by the International Accounting Standards Board ("IASB"), no additional adjustments would be required. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document, together with the "Operating and Financial Review".

	Six Months Ended June 30,
	2008(1)	2008	2007(2)
	(In $ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	17,768	8,926	7,903
Investment return	(19,412)	(9,752)	8,258
Other income	902	453	1,094

Total revenue, net of reinsurance	(742)	(373)	17,255

Benefits and claims and movement in unallocated surplus of with-profits funds	2,944	1,479	(14,177)
Acquisition costs and other operating expenditure	(3,510)	(1,763)	(2,350)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(163)	(82)	(88)

Total charges, net of reinsurance	(729)	(366)	(16,615)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)(3)	(1,471)	(739)	640
Tax attributable to policyholders' returns	1,268	637	15

(Loss) profit before tax attributable to shareholders	(203)	(102)	655
Tax attributable to shareholders' profits	(24)	(12)	(234)

(Loss) profit from continuing operations after tax	(227)	(114)	421
Discontinued operations (net of tax)(4)	—	—	241

(Loss) profit for the period	(227)	(114)	662

	Six Months Ended June 30,
	2008(1)		2008		2007(2)
Other data
Based on (loss) profit for the period attributable to the equity holders of the Company:
Basic (loss) earnings per share	(9.36	)¢	(4.7	)p	27.1	p
Diluted (loss) earnings per share	(9.36	)¢	(4.7	)p	27.1	p
Dividend per share declared and paid in reporting period(7)	24.48	¢	12.30	p	11.72	p
Equivalent cents per share(8)			24.21	¢	23.17	¢
Market price at end of period	1,061	¢	533	p	714	p
Weighted average number of shares (in millions)			2,465		2,437

	As of and for the Six Months Ended June 30,		As of and for the Twelve Months Ended December 31,
	2008(1)	2008	2007(2)
	(In $ Millions)	(In £ Millions)
Balance sheet data
Total assets	420,325	211,155	219,414
Total policyholder liabilities and unallocated surplus of with-profits funds	361,638	181,673	190,349
Core structural borrowings of shareholder-financed operations	5,028	2,526	2,492
Total equity	11,247	5,650	6,164
Other data
New business from continuing operations:
Single premium sales(6)	15,158	7,615	14,967
New regular premium sales(5)(6)	1,495	751	1,377
Gross investment product contributions(6)	60,437	30,361	53,759
Funds under management	509,594	256,000	267,000

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.9906 per £1.00 (the noon buying rate in New York City on June 30, 2008).

(2)
The Company has altered its accounting policy for pension schemes for the adoption of IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" on January 1, 2008, giving rise to consequential changes to the comparative results for 2007. The change has the effect of altering the measurement of the Company's interest in the financial position of its main UK defined benefit pension scheme, Prudential Staff Pension Scheme (PSPS). Further details are provided in note M to the unaudited condensed consolidated interim financial statements.

(3)
This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

(4)
Discontinued operations relate to the sale of Egg Banking plc ("Egg") to Citibank Overseas Investment Corporation, a subsidiary of Citigroup Inc ("Citi"), on May 1, 2007. See note L of the notes to Prudential's unaudited condensed consolidated interim financial statements.

(5)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums, irrespective of the actual payments made during the period.

(6)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. Department of Work and Pensions ("DWP") rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

Investment products included in gross investment product contributions in the table above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

The 2007 single premium sales in the table above includes the transfer of 62,000 with-profits annuity policies from Equitable Life on December 31, 2007, with assets of approximately £1.7 billion.

(7)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior period. Parent company dividends relating to the reporting period were an interim dividend of 5.99p per share for the first half of 2008 and 5.70p per share for the first half of 2007.

(8)
The dividends declared relating to the reporting period have been translated into US dollars at the noon buying rate on the dates the payments were made.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average
Six months ended June 30, 2007	1.98
Twelve months ended December 31, 2007	2.01
Six months ended June 30, 2008	1.99

        The following table sets forth the high and low buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

Month	High	Low
March 2008	2.03	1.98
April 2008	2.00	1.96
May 2008	1.98	1.95
June 2008	1.99	1.95
July 2008	2.00	1.97
August 2008	1.97	1.82

        On September 5, 2008, the latest practicable date for this filing, the noon buying rate was £1.00 = $1.77.

FORWARD-LOOKING STATEMENTS

        This report may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, economic and business conditions in the countries in which Prudential operates, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency or accounting standards, tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate, and the impact of legal actions and disputes. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

 EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, the Group's filings with the UK Listing Authority and Group Annual Reports include reporting by Key Performance Indicators ("KPIs"). These include results prepared in accordance with the European Embedded Value ("EEV") Principles and Guidance issued by the Chief Financial Officers' ("CFO") Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and unencumbered capital) of the company. EEV basis results are published semi-annually by the Group in the UK.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements for the period ended June 30, 2008 included in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—IFRS Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors.

 Introduction

        In the first half of 2008, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied in Prudential's unaudited condensed consolidated interim financial statements for the period ended June 30, 2008 are the same as those previously applied in Prudential's consolidated financial statements for the year ended December 31, 2007, except for the change in the accounting policy for pension schemes for the adoption of IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" as explained in Note M to the unaudited condensed consolidated interim financial statements.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Were the Group to apply IFRS as adopted by the EU as opposed to those issued by the IASB, no additional adjustments would be required.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder-backed business, in particular for Jackson National Life Insurance Company (Jackson), the Group's principal subsidiary in the United States. The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided in this section as to the relevance of the distinction between with-profits business and shareholder-backed business.

        In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds. The policies and key assumptions described below are relevant to the reporting periods covered by this filing. Quantitative analyses for the year ended December 31, 2007 and as at December 31, 2007 were provided in Prudential's annual report for 2007 filed with the Securities and Exchange Commission ("SEC") on Form 20-F. Quantitative analyses for the six months to June 30, 2008 are not provided in this section apart from information relating to the Jackson's available-for-sale debt securities portfolio. Explanations of the effects of changes of estimates, and of reasonably likely changes in the key assumptions underlying the accounting estimates applied for the full year 2008 results, will be provided in the Prudential's annual report for 2008 to be filed with the SEC on Form 20-F.

Investments

Determining the fair value of unquoted investments

        The Group holds financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers, or using valuation techniques. The valuation techniques include the use of recent arm's length transactions, reference to instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impacting the reported fair value of these instruments.

        The impact of changed values on the results depends on whether the instruments are held by with-profits or shareholder-backed operations of the Group.

        The majority of these assets are private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. These practices mainly use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities.

        In addition to private debt securities, debt securities of US operations valued using valuation techniques also included securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitization of asset-backed securities in 2003, that are accounted for on an available-for-sale basis.

        Significant estimates and judgments are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts.

        Whilst management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilized in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

        In accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading of these assets. Changing any one of the underlying assumptions within a reasonable range used in determining the fair value would not have a significant impact on the value of the assets.

        The majority of the factors entering into the valuation of the derivatives are readily observable in the market and, therefore, are not subject to interpretation in the model.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. These are considered for impairment if there has been a significant or prolonged period of decline in fair value below its amortized cost or if there is objective evidence of impairment. The consideration of this requires management's judgment. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer.

        Unrealized losses that are considered to be primarily the result of market conditions, such as interest rate movements, unusual market volatility, or industry-related events, and where Prudential also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential's impairment assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods.

        Jackson's impairment review involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows.

        An impairment is recorded with the debt security written down to its fair value, if based on detailed cash flow analysis, Jackson assess that there will be a principal shortfall over the life of the security. The impairment loss reflects the difference between the market and book values.

        The majority of the impairment losses arising in the first half of 2008 arose on residential mortgages backed securities (RMBS). The impairment testing for RMBS was determined using a cash flow modeling approach designed to estimate future principal losses on underlying collateral mortgage loans supporting the investments in the structures. Principal loss estimates were based on the current delinquency/foreclosure statistics for the underlying pools. In aggregate, the more severe the current delinquency/foreclosure statistics for an underlying pool, the higher the principal losses projected. Projected underlying losses for each collateral pool are run through a model of the bond structure to calculate the expected future cash flows of the bond. This cash flow simulation will indicate the extent of estimated future principal losses on securitization tranches held by Jackson. In the first half of 2008 and more particularly in the latter part of this period, the collateral performance of these RMBS has deteriorated coupled with the deterioration of the market price of these securities.

        Jackson's portfolio of debt securities is managed proactively with credit analysts closely and regularly monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment.

        In the first half of 2008, Jackson recorded £103 million (half year 2007: £7 million) of impairment losses which comprise losses in respect of:

Six Months Ended June 30, 2008
(In £ Millions)
Residential mortgage-backed securities (RMBS)	(82)
Public fixed income	(18)
Consolidated Piedmont investment vehicle	(3)

(103)

        Of the £103 million, £75 million relates to Alt-A holdings. There were no sub-prime holdings which have been impaired.

        At June 30, 2008, Jackson held £217 million in sub-prime exposure and £553 million in Alt-A exposure. The sub-prime exposure, which is primarily fixed rate with first lien collateral, is all investment grade and 96 per cent AAA rated. The Alt-A exposure is 84 per cent AAA rated. With an average US Fair Isaac Credit Organization ("FICO") score of 610-620 Jackson's sub-prime collateral could be categorized as "near prime" with a score close to a prime score of 660.

        The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on a number of factors. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealized losses for the securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealized loss position and by reference to the maturity date of the securities concerned.

        The following table shows the movements in the unrealized gains and losses of Jackson's available-for-sale securities for the first half of 2008:

	June 30, 2008	Change reflected directly in shareholders' equity	December 31, 2007
		(In £ Millions)
Assets fair valued at below book value
Book value	13,478		10,730
Unrealized loss	(989)	(550)	(439)

Fair value (as included in balance sheet)	12,489		10,291

Assets fair value at or above book value
Book value	5,578		8,041
Unrealized gain	176	(127)	303

Fair value (as included in balance sheet)	5,754		8,344

Total
Book value	19,056		18,771
Net unrealized (loss) gain	(813)	(677)	(136)

Fair value (as included in balance sheet)	18,243		18,635

        The net reduction in the value of debt securities classified as available-for-sale of £677 million, as shown in the table above, is included within the statement of changes in equity. This reduction reflects the effect of adverse market movements in the first half of 2008. These temporary market value movements do not reflect defaults or permanent impairments.

        The following tables show the fair value of the securities in a gross unrealized loss position for various percentages of book value and by maturity of security:

	June 30, 2008	June 30, 2008	December 31, 2007	December 31, 2007
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Fair value of securities as a percentage of book value
Between 90% and 100%	9,856	(393)	9,370	(274)
Between 80% and 90%	1,964	(326)	784	(122)
Below 80%	669	(270)	137	(43)

	12,489	(989)	10,291	(439)

	June 30, 2008	December 31, 2007
	Unrealized loss	Unrealized loss
	(In £ Millions)
By maturity of security
Less than 1 year	—	(1)
1 to 5 years	(77)	(54)
5 to 10 years	(338)	(164)
More than 10 years	(136)	(60)
Mortgage-backed securities and other debt securities	(438)	(160)

Total	(989)	(439)

        As shown in the table above, £270 million of the £989 million of gross unrealized losses at June 30, 2008 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £270 million, indicating the length of time for which their fair value was below 80 per cent of the book value is as follows:

	At June 30, 2008	At June 30, 2008
	Fair value	Unrealized loss
	(In £ Millions)
Less than 3 months	248	(82)
3 months to 6 months	387	(168)
More than 6 months	34	(20)

	669	(270)

        The following table shows the aged analysis of all unrealized losses in the portfolios by reference to the length of time the securities have been in an unrealized loss position at June 30, 2008 and December 31, 2007:

		June 30, 2008				December 31, 2008
	Not rated	Non- investment grade	Investment grade	Total	Not rated	Non- investment grade	Investment grade	Total
	(In £ Millions)
Aged analysis of unrealized losses for the periods indicated
Less than 6 months	(25)	(16)	(266)	(307)	(7)	(8)	(52)	(67)
6 months to 1 year	(16)	(18)	(102)	(136)	(10)	(21)	(105)	(136)
1 year to 2 years	(14)	(33)	(192)	(239)	(5)	(2)	(16)	(23)
2 years to 3 years	(32)	(9)	(203)	(244)	(24)	(10)	(140)	(174)
More than 3 years	(9)	(7)	(47)	(63)	(7)	(3)	(29)	(39)

	(96)	(83)	(810)	(989)	(53)	(44)	(342)	(439)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	At June 30, 2008		At December 31, 2007
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Fair value of securities as a percentage of book value
Between 90% an 100%	175	(10)	572	(24)
Between 80% and 90%	386	(66)	132	(22)
Below 80%	165	(75)	28	(10)

	726	(151)	732	(56)

        Of the sub-prime and Alt-A securities whose fair value is below 80 per cent of the book value at June 30, £18 million of the £75 million unrealized losses relates to securities that have been in that position for 3 months or under, £49 million for 3 to 6 months and £8 million for 6 to 9 months.

Assets held at amortized cost

        Financial assets classified as loans and receivables are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. For these assets, the Group measures the amount of any impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

        In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies the historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

Life assurance contracts

Product classification

        IFRS 4 "Insurance Contracts" requires contracts written by insurers to be classified as either "insurance contracts" or "investment contracts" depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

(a)
that are likely to be a significant portion of the total contractual benefits;

(b)
whose amount or timing is contractually at the discretion of the insurer; and

(c)
that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Company.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        The Group's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's ("FSA") realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus rather than shareholders' equity.

        Key elements of the value placed on the liabilities are that:

(a)
The component for the with-profits benefit reserve is based on retrospective calculation of documented asset shares. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type; and

(b)
The component for future policyholder related liabilities includes a market consistent valuation of costs and guarantees, options and smoothing determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the Prudential Assurance Company ("PAC") with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds. As noted previously, the unallocated surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders' funds was required, changes in its level do not directly affect shareholders' equity.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed below. From the perspective of shareholders' results, the key sensitivity relates to assumed future investment returns for the Taiwan life operation as described below.

UK insurance operations

        The types of products written by UK shareholder-backed insurance operations are for annuity, non-profit unit-linked and other non-participating business.

        The most significant business for which changes in assumptions may affect results is the shareholder-backed annuity business. As the assets and liabilities of this type of business are closely matched by duration, liabilities are determined using a valuation rate of interest that is sensitive to current market conditions. Accordingly, the profits are not particularly sensitive to interest rate movements. Profits from shareholder-backed annuity business are most sensitive to:

  •
  the extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;

  •
  actual versus expected default rates on assets held;

  •
  the difference between long-term rates of return on corporate bonds and risk-free rates;

  •
  the variance between actual and expected mortality experience;

  •
  the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and

  •
  changes in renewal expense levels.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 "Accounting and Reporting for Insurance Enterprises" and SFAS 97 "Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are treated as investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For the variable annuity business, the key assumption is the expected long-term level of equity market returns is determined using a mean reversion methodology.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Asian operations

        The insurance products written in the Group's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies.

        The profits and recoverability of deferred acquisition costs ("DAC") in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending period.

        The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period.

        However, the need to write off deferred acquisition costs or increase the liabilities, and by how much, would be affected by the impact of new business written between this reporting end date and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

        The adequacy of the liability is also sensitive to the level of the projected long-term rate on bonds. The current long-term assumption has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The business is much less sensitive to returns than Taiwan with the higher proportion of linked and health business.

        The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

        For the Korean and Japanese life business exposures described above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Insurance Group Directive.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies.

        For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, determined using a mean reversion methodology.

Asian operations

        The key shareholder-backed Asian operation is the Taiwan life business. The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and is described above.

Pensions

        The Group applies the requirements of IAS 19, "Employee Benefits" to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

        The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme ("PSPS") and the smaller Scottish Amicable Pension Scheme ("SAPS") are shared between the PAC with-profits sub-fund ("WPSF") and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        On January 1, 2008, the Group adopted IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Finding Requirements and their Interaction". IFRIC 14 provides guidance on the recognition of IAS 19 surpluses in, and funding obligations for, defined benefit pension schemes. As a result of the adoption of this interpretation, in respect of the position at June 30, 2008, the Group has not recognized the underlying PSPS pension surplus of £315 million (£265 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognized as an asset on its balance sheet under the previous policy. In addition, the Group has recognized a liability for deficit funding to April 5, 2010 of £80 million (£67 million net of deferred tax) in respect of PSPS. Of these, the amounts attributable to shareholders are £97 million (£69 million net of deferred tax) for the surplus not recognized as an asset and £25 million (£18 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders' equity at June 30, 2008 is a reduction of £87 million.

        The 2007 comparatives in this Form 6-K filing have been adjusted accordingly for this change in accounting policy.

        Further information on the effect of the adoption of this interpretation is provided in note M to the unaudited condensed consolidated interim financial statements.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of particular significance relate to: the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the ABI in November 2003 has been applied.

        From January 1, 2005 the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, "Life Assurance". Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The primary effect of these changes was to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs and the reported level of unallocated surplus of with-profits funds from January 1, 2005.

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with IFRS. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP. The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. For other operations a market consistent basis is not applied.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria has been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of Jackson's derivative book. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements being recorded as movements within shareholders' equity.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profits for with-profits business and shareholders' funds would not be affected by adjustments to liabilities. This is because the income statements solely reflect one-ninth of the cost of bonuses declared for with-profits policies for the year.

        Adjustments to the long-term business provision for the PAC with-profits fund would normally reflect changes that have also been reflected in the annual regulatory returns submitted to the FSA. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to the Group's Asian with-profits business.

Profits recognition

        As outlined in "—Analysis by Business Segment and Geographic Region—United Kingdom—Basis of Profits" below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of annual and final bonuses to be declared each year on each group of contracts.

Unallocated surplus

        As discussed above, the unallocated surplus represents the excess of assets over policyholder liabilities of the Group's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the unallocated surplus through a charge or credit to the income statement. The balance is determined after full provision for deferred tax on unrealized appreciation of investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial statements and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), recognition of deferred acquisition costs in the financial statements, and asset valuation differences and admissibility deductions reflected in the regulatory returns.

Fair value of assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded as the unallocated surplus. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked (separate account) funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the income statement.

Investment returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of bonus policy, the investment returns of with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

Overview of Consolidated Results

        The following table shows Prudential's consolidated total profit for the periods indicated.

	Six Months Ended June 30,
	2008	2007**
	(In £ Millions)
Total revenue, net of reinsurance	(373)	17,255
Total charges	(366)	(16,615)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)*	(739)	640
Tax attributable to policyholders' returns	637	15

(Loss) profit before tax attributable to shareholders	(102)	655

Tax expense	625	(219)
Less: tax attributable to policyholders' returns	(637)	(15)

Tax attributable to shareholders' (losses) profits	(12)	(234)

(Loss) profit from continuing operations after tax	(114)	421
Discontinued operations (net of tax)	—	241

(Loss) profit for the period	(114)	662

*
This measure is the formal (loss) profit before tax measure under IFRS but it is not the result attributable to shareholders.

**
To reflect the principles of IFRIC 14 adopted on January 1, 2008, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note M to the condensed consolidated interim financial statements explains the effect of the change.

Basis of preparation of overview

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. First, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Second, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as "with-profits" and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the period, reflecting profit after tax for continuing and discontinued operations. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge.

Loss for the period

        The loss for the first half of 2008 was £114 million compared with a profit of £662 million in the first half of 2007. This £776 million movement reflects the change in the results from continuing operations after tax of £535 million, moving from a profit of £421 million to a loss of £114 million.

        The £114 million loss from continuing operations after tax reflects the movement in result before tax attributable to shareholders, which fell from a profit of £655 million in the first half of 2007 to a loss of £102 million in the first half of 2008, with the tax charge attributable to shareholders reducing from £234 million in the first half of 2007 to £12 million in the first half of 2008.

        The movement from a profit to a loss before tax attributable to shareholders primarily reflects a £708 million decline in short-term fluctuations in investment returns on financial instruments and £130 million reduction in the level of actuarial gains and losses on the Group's defined benefit pension schemes partially offset by a £81 million increase in underlying profits. The adverse movements in actuarial gains and losses on the defined benefit pension schemes was driven by losses in respect of changes of assumptions for scheme liabilities and actual returns on schemes assets being less than expected returns.

        The effective tax rate for the first half of 2008 for the tax charge against a loss before tax attributable to shareholders was negative 12 per cent, compared to an effective tax rate of 35 per cent for the first half of 2007 for the tax charge against profit before tax attributable to shareholders. The movement in effective tax rates was principally due to losses on Asian investments during the period in jurisdictions that do not provide corresponding tax relief. The effective tax rate on underlying profits for the first half of 2008 was 29 per cent which compares with an effective tax rate of 34 per cent for the first half of 2007.

        Discontinued operations in the first half of 2007 relate entirely to the sale of Egg Banking plc, Prudential's UK banking business, on May 1, 2007.

Analysis by Business Segment and Geographic Region

        The Group's reportable segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Group's business segments are insurance operations and asset management, whilst its geographical segments comprise the territories in which the Group conducts business, which are Asia, the United States and the United Kingdom.

        The following table shows Prudential's IFRS consolidated total (loss) profit for the periods indicated presented according to business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

        Total (loss) profit for the period reflecting profit after tax for continuing and discontinued operations:

	Six Months Ended June 30, 2008
	Asia	US	UK	Total
	(In £ Millions)
Insurance operations	(157)	48	134	25
Asset management	22	4	63	89
Unallocated corporate	—	—	(228)	(228)

Total (loss) profit for the period	(135)	52	(31)	(114)

	Six Months Ended June 30, 2007
	Asia	US	UK	Total
	(In £ Millions)
Insurance operations	26	185	139	350
Asset management	27	4	116	147
Unallocated corporate	—	—	(76)	(76)

Total profit from continuing operations	53	189	179	421
Discontinued operations	—	—	241	241

Total profit for the period	53	189	420	662

Profit from insurance operations

        Total profit from insurance operations in the first half of 2008 was £25 million compared to £350 million in the first half of 2007. All of the profits from insurance operations in the first half of 2008 and 2007 were from continuing operations.

        The decrease in profit after tax for insurance operations in the first half of 2008 reflects an 84 per cent decrease in profit before shareholder tax, moving from £542 million in the first half of 2007 to £86 million in the first half of 2008, and a 68 per cent decrease in the shareholder tax charge, from £192 million in the first half of 2007 to £61 million in the first half of 2008.

        The decrease in profit before tax attributable to shareholders of £456 million in the first half of 2008 compared to the first half of 2007 primarily reflects losses in respect of short-term fluctuations in investment returns on financial instruments and actuarial gains and losses on defined benefit pension schemes, partially offset by an increase in underlying profits of the insurance operations.

        The effective shareholder tax rate on profits from insurance operations increased from 35 per cent in the first half of 2007 to 71 per cent in the first half of 2008, with the movement primarily due to losses on investments in some Asian operations which do not provide corresponding tax relief.

        In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asian operations, this basis is applied for the Group's life assurance businesses in Taiwan, Japan and Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven.

Comparison of total (loss) profit arising from Asian insurance operations

        (Loss) profit after tax from Asian insurance operations moved from a profit of £26 million in the first half of 2007 to a loss of £157 million in the first half of 2008. This £183 million change reflects an adverse movement in (loss) profit before shareholder tax, from a £60 million profit in the first half of

2007 to a £165 million loss in the first half of 2008, partially offset by a favorable movement in shareholder tax, from a £34 million charge to an £8 million credit over the same periods.

        The movement of £225 million to a loss before tax attributable to shareholders of £165 million primarily reflects an adverse change of £254 million in the short-term fluctuations in investment returns reflected in the income statement partially offset by a favorable increase of £29 million in underlying profits. The adverse short-term fluctuations in investment returns primarily reflects fluctuations for Vietnam, where the bond and equity markets experienced substantial falls, with the latter having fallen by 58 per cent in the first half of 2008, and for Taiwan, which reflects a 12 per cent equity market fall and a £29 million value reduction for an investment in a collateralized debt obligation ("CDO") fund. The increase in underlying profits reflects a complex mix of drivers including higher new business strain in Hong Kong based on the new back-end loaded product and higher profits from Indonesia where new business is profitable in its first year. India continued to invest in its branch expansion program giving rise to expense over-runs.

        The effective shareholder tax rate decreased from 57 per cent in the first half of 2007 to 5 per cent in the first half of 2008, with the movement principally due to losses on investments in some Asian operations that do not provide corresponding tax relief.

United States

Basis of profits

        The profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuities. Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purposes of IFRS reporting, deposits into these products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

Comparison of total profit arising from US insurance operations

        Profit after tax from US insurance operations decreased from £185 million in the first half of 2007 to £48 million in the first half of 2008. This decrease of £137 million reflects a decline in profit before shareholder tax from £278 million in the first half of 2007 to £51 million in the first half of 2008 and a decrease in the shareholder tax charge from £93 million to £3 million over the same periods.

        Of the £227 million decrease in profit before tax attributable to shareholders for the first half of 2008 against the comparative period in 2007, the main driver was an adverse change of £241 million in the short-term value movements on financial instruments reflected in the income statement partially offset by a favorable increase of £14 million in underlying profits. The adverse short-term fluctuations in investment returns in the first half of 2008 for the US life insurance operations reflected the difference between actual investment returns and longer-term returns, mainly in respect of net credit losses, equity type investments and derivatives used to hedge the fixed annuity and other general account business. Additional analysis has been provided in the table on page 35. The increase in underlying profits primarily reflects the higher fee income from the variable annuity business and favorable hedging results from the impact of market movements during the period. The decision to acquire additional hedging protection in the derivative markets in 2007 at favorable prices demonstrated its value in the underlying profits in the context of falling equity markets experienced in the first half of 2008.

United Kingdom

Basis of profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its other businesses. For most of Prudential's operations, other than its UK insurance operations, the IFRS basis of accounting matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

With-profits products

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of annual and final bonuses. Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus rates

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. The assets backing the with-profits business are predominantly invested in equities, debt securities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Unallocated surplus

        The annual excesses of premiums and investment returns over claim payments, operating expenses and the change in policyholder provisions within Prudential's with-profits fund that are not distributed in that year as bonuses and related shareholders' profit are transferred to the liability for unallocated surplus by a charge to the income statement of the with-profits fund. Any shortfall in such amounts would result in a transfer from the unallocated surplus by a credit to the income statement of the with-profits fund. Current year amounts in respect of premiums, investment returns, operating expenses and other charges or credits do not directly affect the distribution of profit to shareholders from the with-profits business in that year. Current year claims, which include final bonus payments, do have an effect on shareholders' profit through the shareholders' proportion of the value of those final bonuses.

Surplus assets and their use

        The liability for unallocated surplus comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business and, with the consent of the UK regulator, the cost of its pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions. In June 2008, the FSA published a consultative document which proposes that from November 1, 2008, all future payments for compensation and redress, regardless of when the mis-selling occurred, should be met from shareholders' funds, but exempting payments which form part of a "guarantee" scheme. It is not clear currently how the proposal will apply to the guarantees covered by the provision of £462 million held in the inherited estate of the Prudential Assurance Company at June 30, 2008.

The "SAIF" and "PAL" funds

        Prudential's with-profits fund includes the Scottish Amicable Insurance Fund ("SAIF") and the wholly-owned subsidiary, Prudential Annuities Limited ("PAL"). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). Since PAL is a wholly owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Comparison of total profit arising from UK insurance operations

        Profit after tax from UK insurance operations decreased by £5 million from £139 million in the first half of 2007 to £134 million in the first half of 2008.

        The increase in profit after tax reflects a slight decrease in profit before shareholder tax from £204 million in the first half of 2007 to £200 million in the first half of 2008 and an increase in the shareholder tax charge from £65 million in the first half of 2007 to £66 million in the first half of 2008.

        The decrease in profit before tax attributable to shareholders of £4 million primarily reflects an increase in underlying profits of £35 million offset by restructuring costs of £4 million and an adverse change in the short-term value movements on financial instruments of £35 million. The increase in the underlying profits was led by increased annuity profits whilst profits attributable to the with-profits business were in line with the prior year. The adverse short-term value movements on financial instruments in the first half of 2008 for the UK insurance operations primarily reflected widened credit spreads on corporate bond securities in PRIL, the shareholder-backed annuity business.

        The effective shareholder tax rate on profits from UK insurance operations for the first half of 2008 of 33 per cent compares with an effective tax rate of 32 per cent in the first half of 2007.

Profit from asset management

        Total profit from asset management decreased from £147 million in the first half of 2007 to £89 million in the first half of 2008.

        The decrease of £58 million in total profit reflects a decrease of £88 million in profit before tax, from £203 million in the first half of 2007 to £115 million in the first half of 2008, and a decrease in the tax charge of £30 million, from £56 million in the first half of 2007 to £26 million in the first half of 2008.

        The £88 million decrease in profit before tax results primarily from a reduction in profit generated by M&G, which moved from a profit of £162 million in the first half of 2007 to a profit of £80 million in the first half of 2008. In addition, the Group's Asian asset management operations and US broker-dealer operations also experienced declines, with profit before shareholder tax reducing by £4 million and £2 million respectively, from the first half of 2007 to the first half of 2008.

        The £82 million decrease in profit before tax attributable for M&G reflects an adverse movement of £55 million in actuarial gains and losses on its defined benefit scheme and an adverse movement of £33 million in respect of short-term fluctuations in investment returns which were partially offset by an increase in underlying profits of £6 million.

Unallocated corporate

        Total net of tax charges for unallocated corporate activity increased by £152 million from £76 million in the first half of 2007 to £228 million in the first half of 2008. The change reflects a £213 million increase in pre-tax expenditure from £90 million in the first half of 2007 to £303 million in the first half of 2008, offset by an increase of £61 million in the tax credit, from £14 million in 2007 to a £75 million credit in 2008.

        The significant movement in pre-shareholder tax expenditure primarily results from an adverse movement of £144 million in short-term fluctuations in investment returns, from a gain of £13 million in the first half of 2007 to a loss of £131 million in the first half of 2008, plus an adverse change of £75 million in actuarial gains and losses on the Group's defined benefit pension schemes in the first half of 2008 in comparison to the first half of 2007. The adverse short-term fluctuations in investment returns in the first half of 2008 primarily reflected the sale of Prudential's investment in an Indian mutual fund in May 2008 giving rise to a transfer to underlying profits for the crystallized gain plus a value reduction in the period prior to sale, and unrealized losses on swaps held centrally to manage Group assets and liabilities. Additional analysis has been provided in the table on page 36. The adverse gains and losses on the Group's defined benefit pension schemes were primarily due to losses on changes of assumptions, which comprised of the effect of increases in inflation rates that were more than offset the effect of an increase in the risk discount rate, and actual returns being less than the expected return on scheme assets.

Profit from discontinued operations

        The 2007 profit from discontinued operations was made up of a £290 million profit on disposal of Egg which was partially offset by a £49 million loss from trading incurred by Egg up until the date of disposal. The Group's discontinued operations related entirely to the UK banking business following the sale of Egg. There were no discontinued operations in 2008.

Business Segment and Geographical Analysis by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Six Months Ended June 30,
	2008	2007**
	(In £ Millions)
Earned premiums, net of reinsurance	8,926	7,903
Investment return	(9,752)	8,258
Other income	453	1,094

Total revenue, net of reinsurance	(373)	17,255

Benefits and claims and movement in unallocated surplus of with-profits funds	1,479	(14,177)
Acquisition costs and other operating expenditure	(1,763)	(2,350)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(82)	(88)

Total charges, net of reinsurance	(366)	(16,615)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)*	(739)	640
Tax attributable to policyholders' returns	637	15

(Loss) profit before tax attributable to shareholders	(102)	655
Tax attributable to shareholders' (losses) profits	(12)	(234)

(Loss) profit from continuing operations after tax	(114)	421
Discontinued operations (net of tax)	—	241

Loss profit for the period	(114)	662

*
This measure is the formal (loss) profit before tax measure under IFRS but it is not the result attributable to shareholders.

**
To reflect the principles of IFRIC 14 adopted on January 1, 2008, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note M to the condensed consolidated interim financial statements explains the effect of the change.

Earned premiums

	2008	2007
	(In £ Millions)
Asian operations	2,769	2,237
US operations	2,752	2,877
UK operations	3,405	2,789

Total	8,926	7,903

        Earned premiums, net of reinsurance, for insurance operations totaled £8,926 million in the first half of 2008 compared to £7,903 million in the first half of 2007. The increase of £1,023 million for the first half of 2008 was driven by growth of £532 million in the Asian operations and £616 million in the UK operations that was partially offset by a decrease of £125 million in the US operations.

a)    Asia

        Earned premiums in the first half of 2008 and 2007 were £2,769 million and £2,237 million, respectively, an increase in 2008 of 24 per cent.

        The Group's strategy in Asia is to continue to build quality, multi-channel distribution that it believes delivers customer-centric and profitable products, with an increasing emphasis on retirement solutions.

        Growth across the region continues to be strong, with Indonesia, Hong Kong, Japan and Prudential's joint venture in India having the highest growth. Excluding Taiwan Prudential's other markets also collectively grew, with Taiwan experiencing a decline compared to the first half of 2007 during which it benefited from an exceptional sales performance following the launch of a new product in the second quarter of that year.

b)    United States

        Earned premiums from insurance contracts decreased by 4 per cent from £2,877 million in the first half of 2007 to £2,752 million in the first half of 2008.

        This decrease was primarily driven by lower variable annuity sales, with the significant volatility experienced by US equity markets during the second half of 2007 continuing into 2008 and price competition in the variable annuity market remaining intense. The current market conditions have given rise to short-term pricing pressures, specifically in the variable annuity market, which the Group believes are unsustainable and remains in the position that it will only write profitable business.

        The decrease in the variable annuity sales was partially offset by an increase in sales of fixed annuities reflecting a higher customer propensity towards fixed-rate products in a period of declining equity markets. Fixed index annuity sales continued to be affected by difficult market conditions.

c)    United Kingdom

        Earned premiums for UK operations increased from £2,789 million in the first half of 2007 to £3,405 million in the first half of 2008. Sales growth was driven by strong performances in with-profits bonds and offshore products, supplemented by good sales of corporate pensions. UK operations also completed a bulk annuity reinsurance contract with Goldman Sachs for the reinsurance of Rothesay Life's non-profit annuity business. Sales of with-profits bonds increased, reflecting the success of the with-profits fund performance and an increasing demand for this type of product. Individual annuities continued to deliver substantial sales volume, underpinned by a continued focus on the strong vestings from internally maturing pension policies.

Investment return

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Asian operations	(1,669)	1,058
US operations	(947)	1,776
UK operations	(7,136)	5,424

Total	(9,752)	8,258

        Investment return principally comprises interest income, dividends, realized and unrealized gains and losses on investments designated as fair value through profit and loss and realized gains and losses, including impairment losses, on securities designated as available-for sale.

        Investment return is attributable to policyholders and shareholders. Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly there is a close correlation between increases or decreases in the values of assets of funds and the level of combined charge for benefits and movement on unallocated surplus of with-profit funds.

a)    Asia

        In Asia, the investment return has changed from a £1,058 million credit in the first half of 2007 to a £1,669 million charge in the first half of 2008, driven by a significant adverse movement in unrealized gains (losses) on investments as a result of the volatility of Asian financial markets including a significant downturn in equity markets in the first half of 2008.

b)    United States

        In the US, the investment return decreased from a £1,776 million credit in the first half of 2007 to a £947 million charge in the first half of 2008. The £2,723 million adverse change in investment return was due primarily to a reduction in returns on investments held for variable annuity separate account business as a result of adverse movements in US equity markets in the first half of 2008. Included within the impairment losses for the first half of 2008 of £103 million was a £82 million impairment loss on residential mortgage-backed securities, being a charge of £38 million to cover where an economic loss of principal is anticipated and a deduction of £44 million to reflect reduced market value.

c)    United Kingdom

        In the UK, the investment return decreased by £12,560 million from a £5,424 million credit in the first half of 2007 to a £7,136 million charge in the first half of 2008, principally due to significant adverse movements in net realized and unrealized gains (losses) due to difficult conditions in financial markets, with negative returns from holdings in equities, property and bonds.

Benefits and claims and movement in unallocated surplus of with-profits funds

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Asian operations	(720)	(2,768)
US operations	(1,654)	(4,162)
UK operations	3,853	(7,247)

Total	1,479	(14,177)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        Total benefits and claims and movement in unallocated surplus of with-profits funds decreased by £15,656 million in the first half of 2008 to a credit of £1,479 million, compared to a charge of £14,177 million in the first half of 2007.

a)    Asia

        In the first half of 2008, benefits and claims and movement in unallocated surplus of with-profits funds totaled £720 million, down 74 per cent on £2,768 million in the first half of 2007. A high proportion of the Asian operations' business is unit-linked. For unit-linked and similar products, there is a direct relationship between policyholder benefits and asset returns on the attached pool of assets, and accordingly the charge for benefits and claims reflects the investment return credited to policyholder balances. Accordingly, due to the significant decrease in market returns in the first half of 2008 compared to the first half of 2007, there was a related decrease in the charge for benefits and claims in the period.

b)    United States

        In the first half of 2008, the accounting charge for benefits and claims decreased by 60 per cent to £1,654 million over the same period in the prior year principally due to reductions in technical provisions reflecting negative valuation movements on investments held for variable annuity separate account business.

        The change reflects underlying movements in claims, benefits and maturities for contracts classified as insurance products under IFRS 4.

c)    United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus moved from a £7,247 million charge in the first half of 2007 to a £3,853 million credit in the first half of 2008. As has been detailed above, there is a direct relationship between policyholder benefits and asset returns on the related pool of assets. As a result of the negative market returns in the first half of 2008 there has been a corresponding impact on benefit claims and movement in unallocated surplus of with-profits funds in the period, moving from a net charge in the first half of 2007 to a credit in the first half of 2008.

Acquisition costs and other operating expenditure

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Asian operations	(631)	(509)
US operations	(274)	(365)
UK operations	(858)	(1,476)

Total	(1,763)	(2,350)

        Total acquisition costs and other operating expenditure of £1,763 million in the first half of 2008 were 25 per cent lower than the £2,350 million incurred in the first half of 2007.

a)    Asia

        Total Asian acquisition costs and other operating expenditure in the first half of 2008 were £631 million, an increase of £122 million compared to £509 million for the first half of 2007. This increase reflects a rise in acquisition costs incurred, from £264 million in the first half of 2007 to £330 million in the first half of 2008, and a general increase in operating expenses from £245 million in the first half of 2007 to £301 million in the first half of 2008.

b)    United States

        Acquisition costs and other operating expenditure of £274 million in the first half of 2008 were 25 per cent lower than expenses of £365 million in the first half of 2007. This decrease predominantly relates to a reduction of £35 million in acquisition costs incurred and a reduction in interest payable on consolidated CDO funds.

c)    United Kingdom

        Total UK acquisition costs and other operating expenditure in the first half of 2008 were £858 million compared to £1,476 million in the first half of 2007. The decrease of £618 million in the first half of 2008 principally relates to the non-consolidation in 2008 of entities held by way of venture fund investments following the disposal of PPM Capital in the second half of 2007, which meant that the Group was no longer deemed to control these operations. Included within other operating expenditure for the first half of 2007 was £539 million in respect of the consolidated venture fund investments. Corresponding revenue for the investment of £612 million was included within other income for the first half of 2007.

        In addition to the effect of venture fund investments no longer being consolidated, there was a decrease of £218 million in respect of the charge for investment gains relating to external unit holders following the reduction in overall returns for the first half of 2008 in the consolidated funds. These decreases were partially offset by an adverse movement between the first half of 2008 and the first half of 2007 of £204 million in respect of actuarial gains and losses on the Group's defined benefit pension schemes recognized (of which £74 million was attributable to the PAC with-profits funds), reflecting the adverse impact from changes of assumptions and lower actual returns against expected returns on scheme assets.

Additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market

        For many years, the assessment of performance by management has been, and continues to be, applied to profit before shareholder tax by analysis of the result between operating profit based on longer-term investment returns and other reconciling items. The focus on profit before shareholder tax, rather than profit before policyholder and shareholder tax, reflects the shareholders' interests in surpluses as they arise and the regulatory basis of ring-fenced long-term funds in the UK. In particular, taxes borne by policyholders of with-profits contracts are borne by the liability for unallocated surplus of with-profits funds.

        Until the adoption of IFRS, operating profit based on longer-term investment returns was a GAAP measure arising from the specific recommendation of the Statement of Recommended Practice ("SORP") for accounting for insurance business issued by the ABI. With the adoption of IFRS, the ABI SORP is no longer authorative literature for the purposes of determining GAAP measures. Nevertheless, it continues to be the basis applied by the Group for internal performance assessment and a fundamental element of the analysis provided to shareholders and the UK stock market. The analysis that follows reflects information published with the Group's interim results on July 31, 2008.

        The Group uses a performance measure of operating profit based on longer-term investment returns, excluding actuarial gains and losses on defined benefit pension schemes. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Longer-term investment returns included within the performance measure are determined by reference to expected long-term rates of return. These are intended to reflect historical rates of return on assets and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The overriding reason for distinguishing longer-term investment returns from short-term fluctuations is that the investments are generally held for the longer-term to back long duration insurance contract liabilities and solvency capital rather than for short-term trading purposes.

        Furthermore, the income statement recognition of investment appreciation, short-term value movements on derivatives, and the charge for the policyholder benefits under IFRS 4 give rise to accounting mismatches that are not representative of the underlying economic position.

        Actuarial gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under the Group's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, solely due to the interaction of the Group's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19. In analyzing profit before shareholder tax the separate identification of these gains and losses is analogous to the more normal treatment of inclusion as a movement on other comprehensive income i.e. not within profit for the period.

Reconciliation of total profit by business segment and geography to underlying performance measure

        A reconciliation of profit before tax (including tax attributable to policyholders' returns) to profit before tax attributable to shareholders and profit for the period is shown below.

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
(Loss) profit before tax	(739)	640
Tax attributable to policyholders' returns	637	15

(Loss) profit before tax attributable to shareholders	(102)	655

Tax expense	625	(219)
Less: tax attributable to policyholders' returns	(637)	(15)

Tax attributable to shareholders' profits	(12)	(234)

(Loss) profit from continuing operations after tax	(114)	421
Discontinued operations (net of tax)	—	241

(Loss) profit for the period	(114)	662

        A reconciliation of profit before shareholder tax to operating profit based on longer-term investment returns is provided below:

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Performance measure: operating profit from continuing operations based on longer-term investment returns (i)	674	593
Short-term fluctuations in investment returns on shareholder-backed business (ii)	(684)	24
Shareholders' share in actuarial gains and losses on defined benefit pension schemes (iii)	(92)	38

Profit from continuing operations before tax attributable to shareholders	(102)	655

Notes:

(i)
Operating profit based on longer-term investment returns

        Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return. The long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and longer-term investment returns are the US operations and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term returns for debt securities incorporate a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to the date when sold bonds would otherwise have matured.

(ii)
Short-term fluctuations in investment returns on shareholder-backed business

        The fluctuations arise as follows:

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Insurance operations:
Asian	(264)	(10)
US	(181)	60
UK	(82)	(47)
Other operations	(157)	21

Total short-term fluctuations in investment returns	(684)	24

        The short-term fluctuations in investment returns reflect the excess or deficit of actual investment returns over longer-term returns included in the operating profit measure on the portfolio of investments held by the Group's shareholder-backed operations. There were no default losses on debt securities in the first half of 2008.

        Short-term fluctuations in investment returns for Asian operations of negative £264 million for half year 2008 principally arose in Vietnam, which recorded a loss of £149 million, and Taiwan, which recorded a loss of £69 million. For Vietnam, the negative short-term fluctuations reflect the substantial fall in Vietnamese bond and equity markets, with the latter having fallen by 58 percent in the first half of 2008. The short-term fluctuation in Taiwan principally reflects a 12 per cent equity market fall and a £29 million value reduction for an investment in a CDO fund.

        The short-term fluctuations in investment returns included in the supplementary analysis of profit for US insurance operations comprise the following items:

	Half year 2008	Half year 2007
	(In £ Millions)
Credit related losses on debt securities
Actual credit related losses in the period:
Bond write downs	(103)	(7)
Losses on sales of impaired and deteriorating bonds	(6)	(13)
Recoveries/reversals	1	1

	(108)	(19)
Less: Risk margin charge included in operating profit based on longer-term investment returns	23	24

Credit related loss on debt securities reflected in short-term fluctuations	(85)	5
Related change to amortization of deferred acquisition costs	12	(1)

Total short-term fluctuation related to debt securities	(73)	4
Derivative value movements*	(64)	36
Actual less longer-term return on equity type securities	(32)	36
Other items	(12)	(16)

Total	(181)	60

* The half year 2008 charge of £64 million for derivative value movements includes a negative £42 million for a changed basis of valuation of guarantees for the Guaranteed Minimum Withdrawal Benefit (GMWB) and reinsurance of the Guaranteed Minimum Income Benefit (GMIB) on variable annuity contracts. The change relates to the use of currently observed implied rather than longer-term average historical volatilities. The negative £22 million of other derivative value change for half year 2008 and £36 million for half year 2007 comparative results is for derivatives not related to equity products.

        Total credit related losses impacting US insurance operations includes £103 million of writedowns on securities. Within the £103 million is £82 million of losses from the residential mortgage-backed securities (RMBS) book. Impairments are determined by first undertaking detailed cash flow projections to identify those securities where an economic loss of principal is anticipated, in this case £38 million of losses. The accounting loss also includes a deduction of £43 million to reflect reduced market value. Out of the total charge of £108 million in the income statement for credit related losses, £23 million is recognized in operating profit based on longer-term investment returns as the risk margin reserve default charge to reflect the longer-term expectation for impairment, with the excess shown in short-term fluctuations in investment returns.

        The fluctuations for UK insurance operations arise mostly in Prudential Retirement Income Limited, which writes the most significant element of the shareholder-backed annuity business in the UK holdings.

        The charge of £157 million for short-term fluctuations of other operations arises from:

(In £ Millions)
Sale of investment in India mutual fund in May 2008 giving rise to a transfer to operating profit of £47 million for the crystallized gain, and value reduction in the period, prior to sale, of £24 million	(71)
Unrealized value movements on swaps held centrally to manage Group assets and liabilities	(49)
Unrealized value movements, net of hedge effects on Prudential Capital's bond portfolio	(26)
Unrealized value movements on a centrally held investment	(11)

Total	(157)

(iii)    Shareholders' share of actuarial gains and losses on defined benefit pension schemes

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Actuarial gains and losses:

Actual less expected return on scheme assets	(53)	6
Experience losses on scheme liabilities	(4)	(4)
(Losses) gains on changes of assumptions for scheme liabilities	(87)	58

	(144)	60
Less: amount attributable to the PAC with-profits fund	52	(22)

Total attributable to shareholders	(92)	38

        The amounts shown in the table above relate to the Scottish Amicable, M&G and Taiwan defined benefit pension schemes. The amounts do not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS). Following the Group's adoption of an accounting policy change for pension schemes, PSPS pension surplus is not recognized in the Group's financial statements. The half year 2007 comparatives have been adjusted accordingly. Details of the effect of the accounting policy change are provided in note M to the condensed consolidated interim financial statements.

        The loss of £87 million on changes of assumptions comprise the effect of increases in inflation rates which more than offsets the effect of an increase in the risk discount rate.

        The following tables reconcile "Operating profit based on longer-term investment returns", the Group's chosen performance measure, to "Profit from continuing operations before tax attributable to shareholders", the Group's reported performance within the consolidated IFRS income statement, by business segment and geography.

	Six Months Ended June 30, 2008
	Asia	US	UK	Total
	(In £ Millions)
Insurance operations:
Performance measure: Operating profit based on longer-term investment returns	99	232	282	613
Short-term fluctuations in investment returns	(264)	(181)	(82)	(527)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before tax attributable to shareholders	(165)	51	200	86
Asset management:
Performance measure: Operating profit based on longer-term investment returns	29	6	146	181
Short-term fluctuations in investment returns	—	—	(26)	(26)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	(40)	(40)

Reported performance: Profit before tax attributable to shareholders	29	6	80	115
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	—	—	(120)	(120)
Short-term fluctuations in investment returns	—	—	(131)	(131)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	(52)	(52)

Reported performance: Profit before tax attributable to shareholders	—	—	(303)	(303)
Total:
Performance measure: Operating profit based on longer-term investment returns	128	238	308	674
Short-term fluctuations in investment returns	(264)	(181)	(239)	(684)
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	(92)	(92)

Reported performance: Profit from continuing operations before tax attributable to shareholders	(136)	57	(23)	(102)

	Six Months Ended June 30, 2007*
	Asia	US	UK	Total
	(In £ Millions)
Insurance operations:
Performance measure: Operating profit based on longer-term investment returns	70	218	251	539
Short-term fluctuations in investment returns	(10)	60	(47)	3
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before tax attributable to shareholders	60	278	204	542
Asset management:
Performance measure: Operating profit based on longer-term investment returns	33	7	140	180
Short-term fluctuations in investment returns	—	1	7	8
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	15	15

Reported performance: Profit before tax attributable to shareholders	33	8	162	203
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	—	—	(126)	(126)
Short-term fluctuations in investment returns	—	—	13	13
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	23	23

Reported performance: Profit before tax attributable to shareholders	—	—	(90)	(90)
Total:
Performance measure: Operating profit based on longer-term investment returns	103	225	265	593
Short-term fluctuations in investment returns	(10)	61	(27)	24
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	38	38

Reported performance: Profit on continuing operations before tax attributable to shareholders	93	286	276	655

*
To reflect the principles of IFRIC 14 adopted on January 1, 2008, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007 including the information in this table. Note M to the condensed consolidated interim financial statements explains the effect of the change.

Group operating profit based on longer-term investment returns

        In the first half of 2008, Group operating profit based on longer-term investment returns from continuing operations was £674 million compared to £593 million in the first half of 2007, an increase of 14 per cent.

Insurance operations

        Asia's operating profit based on longer-term investment returns for insurance operations was £102 million in the first half of 2008 (before development expenses of £3 million) compared to £76 million (before development expenses of £6 million) in the first half of 2007. The increase in Asia's operating profit for insurance operations reflects a complex mix of drivers including higher new business strain in Hong Kong on the new back-end loaded product and higher profits from Indonesia where new business is profitable on an IFRS basis in its first year. India continued to invest in its branch expansion program giving rise to expense over-runs.

        In the United States, operating profit based on longer-term investment returns was £232 million in the first half of 2008, up 6 per cent from £218 million in the first half of 2007. The increase for US insurance operations mainly reflects increasing fee income and higher derivative income on the variable annuity business reflecting the increase in the market value of the net short derivative positions due to falling equity prices.

        In the United Kingdom, the operating profit based on longer-term investment returns increased 12 per cent to £282 million in the first half of 2008, which reflected increased annuity profits, with profits attributable to the with-profits business in line with prior year.

Asset management

        M&G's operating profit based on longer-term investment returns in the first half of 2008 was £146 million, an increase of 4 per cent compared to the £140 million recorded for the same period in 2007. The increase was primarily due to incremental income from net investment flows in 2007 as well as encouraging growth in the Infracapital business within fixed income that more than offset the negative impact from equity and property market declines experienced primarily affecting retail and Prudential Property Investment Managers revenues.

        In the United States, operating profit based on longer-term investment returns was down from £7 million in the first half of 2007 to £6 million in the first half of 2008. The decrease was primarily due to a reduction in profit from PPM America, which manages assets for Prudential's US, UK and Asian affiliates, from £4 million in the first half of 2007 to £1 million in the first half of 2008, with this partially offset by a reduction in losses recorded by Curian Capital, a specialized asset management company, which broke even in the first half of 2008 compared to a £2 million loss in the first half of 2007. Profits from the US broker dealer business remained consistent at £5 million.

        Operating profit based on longer-term investment returns for the Asian asset management business decreased by 12 per cent from £33 million in the first half of 2007 to £29 million in the first half of 2008 due to the volatility in equity and bond markets which affected assets under management and net flows, coupled with a shift in asset mix to bond and money market funds, which attract a lower fee rate.

Unallocated corporate

        The operating result based on longer-term investment returns decreased from a net expenditure of £126 million in the first half of 2007 to £110 million in the first half of 2008, a reduction of 13 per cent.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, primarily by raising external finance either at the Prudential Group holding company level (including through finance subsidiaries whose obligations the Group holding company guarantees) or at the operating company level.

Liquidity Requirements

        The Group holding company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of group activity expenses and investment in businesses.

        In the first half of 2008, the Group holding company paid the 2007 final dividend to shareholders, which amounted to £176 million. The full dividend was £303 million but this was reduced by £127 million due to shareholders electing to receive additional shares in Prudential rather than cash. The 2006 final dividend paid in the first half of 2007 amounted to £169 million, comprising a full dividend of £286 million less an adjustment of £117 million as described above.

        Debt service costs (net of interest received on short-term investments) paid in the first half of 2008 were £80 million, compared to £76 million paid in the first half of 2007.

        In the first half of 2008, the Group holding company paid £86 million in respect of corporate activities and received £87 million in respect of relief on taxable losses. In the first half of 2007, the Group holding company paid £30 million in respect of corporate activities and received £24 million in respect of relief on taxable losses.

        In the first half of 2008, £179 million of capital was invested in businesses, of which £137 million was invested in Asian operations and £42 million in UK insurance operations. In the first half of 2007, the total invested in businesses was £139 million, of which £70 million was invested in Asian operations and £69 million in UK insurance operations.

Liquidity Sources

        The Group holding company's principal sources of cash are dividends, loans and interest received from operating subsidiaries and the proceeds from borrowings.

        In the first half of 2008, the Group holding company received cash of £279 million from The Prudential Assurance Company Limited, the Group's main UK operating company, in respect of the statutory profit transfer from the long-term business fund. The Group holding company also received remittances of £148 million from Asia and £86 million from M&G. In the first half of 2007, the Group holding company received cash of £261 million from The Prudential Assurance Company Limited in respect of the statutory profit transfer from the long-term business fund and remittances of £86 million and £75 million from Asia and M&G, respectively.

Borrowings

        Core structural borrowings are borrowings which the Group considers to form part of its core capital structure. This excludes operating borrowings that arise in the normal course of the business. Core structural borrowings of shareholder- financed operations were £2,526 million at June 30, 2008, compared with £2,492 million at December 31, 2007. This increase reflects exchange translation losses of £30 million and other adjustments of £4 million. Within the total of core structural borrowings of shareholder-financed operations of £2,526 million, the Group holding company and finance subsidiaries had core structural borrowings of £2,401 million outstanding at June 30, 2008, including £249 million of bonds due to mature in 2009. The remaining outstanding borrowings of the Group holding company and finance subsidiaries are next due to mature in 2021. At June 30, 2008, the Group holding company and finance subsidiaries held cash and short-term investments of £1,498 million, compared with £1,456 million at December 31, 2007.

        Accordingly, net core structural borrowings decreased by £8 million from £1,036 million at December 31, 2007 to £1,028 million at June 30, 2008, reflecting a net cash inflow of £86 million, exchange translation losses of £74 million and other adjustments of £4 million.

Credit Facilities

        Prudential has in place an unlimited global commercial paper program. At June 30, 2008 commercial paper of £280 million, US$3,361 million and €436 million was in issue under this program. Prudential also has in place a £5,000 million medium-term note (MTN) program. At June 30, 2008, subordinated debt outstanding under this program was £435 million and €520 million, and senior debt outstanding was US$12 million.

        In addition, the Group holding company has access to £1,600 million committed revolving credit facilities, provided in equal tranches of £100 million by 16 major international banks, renewable in December 2009, and an annually renewable £500 million committed securities lending liquidity facility. Apart from a small test drawdown, these facilities have not been drawn on during the first half of the year. There were no amounts outstanding under the committed credit facilities at June 30, 2008. The commercial paper program, the MTN program, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of Prudential.

        Prudential anticipates that its commercial paper and medium-term note programs and its committed and uncommitted facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations and to cover interest and dividend payments.

Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

        Net cash inflows (outflows) in the first half of 2008 were £172 million from operating activities, £(55) million from investing activities, and £(267) million from financing activities. During the first half of 2007, net cash inflows (outflows) were £464 million from operating activities, £(595) million from investing activities, and £(424) million from financing activities.

        As at June 30, 2008, the Group held cash and cash equivalents of £4,844 million compared with £4,951 million at December 31, 2007, a decrease of £107 million (representing net cash outflows of £(150) million outlined above, and the effect of exchange rate changes of £43 million).

Contingencies and Related Obligations

        Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six month period ended June 30, 2008 are set out in Note K to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        During the normal course of business Prudential enters into various arrangements in order to increase liquidity and decrease certain risks. These have included a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross- currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardized ISDA (International Swaps and Derivatives Association Inc,) master agreements and Prudential has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        These derivatives are used for efficient portfolio management, to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investments portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of Prudential's products, especially those sold in the United States, have certain features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes the group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        Jackson and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        Jackson uses the following types of derivative as follows:

  •
  interest rate swaps which generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  forwards which consist of interest spreadlock agreements, in which Jackson locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held as a hedge of corporate spreads;

  •
  put-swaption contracts which provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

  •
  equity index futures contracts and equity index call and put options which are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations;

  •
  spread cap options which are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, which represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

        Jackson had unfunded commitments of £242 million and £70 million related to its investments in limited partnerships and commercial mortgage loans respectively at June 30, 2008. These reflect on demand contractual commitments to fund further investments.

Prudential plc and Subsidiaries

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Income Statements

Six Months Ended June 30,

	2008		2007**
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	8,926		7,903
Investment return (note C)	(9,752)		8,258
Other income	453		1,094

Total revenue, net of reinsurance (note C)	(373)		17,255

Benefits and claims and movement in unallocated surplus of with-profits funds	1,479		(14,177)
Acquisition costs and other operating expenditure	(1,763)		(2,350)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(82)		(88)

Total charges, net of reinsurance (note C)	(366)		(16,615)

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)* (note C)	(739)		640
Tax attributable to policyholders' returns	637		15

(Loss) profit before tax attributable to shareholders	(102)		655

Tax credit (expense) (note D)	625		(219)
Less: tax attributable to policyholders' returns	(637)		(15)

Tax attributable to shareholders' (loss) profits (note D)	(12)		(234)

(Loss) profit from continuing operations after tax (note C)	(114)		421
Discontinued operations (net of tax) (note L)	—		241

(Loss) profit for the period	(114)		662

Attributable to:
Equity holders of the Company	(116)		661
Minority interests	2		1

(Loss) profit for the period	(114)		662

Earnings per share (in pence)
Basic (based on 2,465 million and 2,437 million shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company	(4.7	)p	17.2	p
Based on profit from discontinued operations attributable to the equity holders of the Company	—		9.9	p

	(4.7	)p	27.1	p

Diluted (based on 2,466 million and 2,440 million shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company	(4.7	)p	17.2	p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	—		9.9	p

	(4.7	)p	27.1	p

*
This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

**
To reflect the principles of IFRIC 14 adopted on January 1, 2008, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note M explains the effect of the change.

	2008		2007
Dividends per share (in pence)
Dividends relating to reporting period:
Interim dividend (2008 and 2007) (note E)	5.99	p	5.70	p

Dividends declared and paid in reporting period:
Final dividend for prior year	12.30	p	11.72	p

The accompanying notes are an integral part of these interim financial statements.

 Prudential plc and Subsidiaries

Unaudited Consolidated Statement Of Changes In Equity

Six Months Ended June 30, 2008

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Loss for the period			(116)			(116)	2	(114)
Items recognized directly in equity:
Exchange movements				32		32		32
Unrealized valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealized holding losses arising during the period					(774)	(774)		(774)
Less net losses included in the income statement on disposal and impairment					97	97		97

Total					(677)	(677)		(677)
Related change in amortization of deferred income and acquisition costs					244	244		244
Related tax				14	148	162		162

Total items of income and expense recognized directly in equity				46	(285)	(239)		(239)

Total income and expense for the period			(116)	46	(285)	(355)	2	(353)
Dividends			(304)			(304)		(304)
Reserve movements in respect of share-based payments			14			14		14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds							(6)	(6)
Share capital and share premium
New share capital subscribed	1	136				137		137
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(126)	126
Treasury shares
Movement in own shares in respect of share-based payment plans			6			6		6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			(8)			(8)		(8)

Net increase (decrease) in equity	1	10	(282)	46	(285)	(510)	(4)	(514)
At beginning of period
As previously published	123	1,828	4,440	(112)	(78)	6,201	102	6,303
Effect of accounting policy change for pension schemes to reflect the principles of IFRIC 14 (note M)			(139)			(139)		(139)

After change of accounting policy	123	1,828	4,301	(112)	(78)	6,062	102	6,164

At end of period	124	1,838	4,019	(66)	(363)	5,552	98	5,650

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Consolidated Statement Of Changes In Equity (Continued)

Six Months Ended June 30, 2007

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the period			661				661	1	662
Items recognized directly in equity:
Exchange movements				(21)			(21)		(21)
Movement on cash flow hedges						(3)	(3)		(3)
Unrealized valuation movements on securities classified as available-for-sale of discontinued banking operations					(2)		(2)		(2)
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding losses arising during the period					(287)		(287)		(287)
Less net gains included in the income statement on disposal and impairment					(3)		(3)		(3)

Total					(290)		(290)		(290)
Related change in amortization of deferred income and acquisition costs					120		120		120
Related tax				(12)	59	1	48		48

Total items of income and expense recognized directly in equity				(33)	(113)	(2)	(148)		(148)

Total income and expense for the period			661	(33)	(113)	(2)	513	1	514
Dividends			(288)				(288)		(288)
Reserve movements in respect of share-based payments			9				9		9
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds								(38)	(38)
Share capital and share premium
New share capital subscribed	1	116					117		117
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(115)	115
Treasury shares
Movement in own shares in respect of share-based payment plans			11				11		11
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			1				1		1

Net increase (decrease) in equity	1	1	509	(33)	(113)	(2)	363	(37)	326
At beginning of period:
As previously published	122	1,822	3,640	(125)	27	2	5,488	132	5,620
Effect of the accounting policy change for pension schemes to reflect the principles of IFRIC 14 (note M)			(64)				(64)		(64)

After change of accounting policy	122	1,822	3,576	(125)	27	2	5,424	132	5,556

At end of period	123	1,823	4,085	(158)	(86)	0	5,787	95	5,882

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

Assets	June 30, 2008	December 31, 2007*
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,341	1,341
Deferred acquisition costs and other intangible assets	3,290	2,836

Total	4,631	4,177

Intangible assets attributable to PAC with profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	192
Deferred acquisition costs	18	19

Total	192	211

Total	4,823	4,388

Other non-investment and non-cash assets:
Property, plant and equipment	1,038	1,012
Reinsurers' share of policyholder liabilities	971	783
Deferred tax assets	1,250	951
Current tax recoverable	244	285
Accrued investment income	2,209	2,023
Other debtors	1,108	941

Total	6,820	5,995

Investments of long-term business and other operations:
Investment properties	13,529	13,688
Investments accounted for using the equity method	16	12
Financial investments:
Loans	8,719	7,924
Equity securities and portfolio holdings in unit trusts	75,876	86,157
Debt securities	83,806	83,984
Other investments	4,528	4,396
Deposits	8,194	7,889

Total	194,668	204,050

Held for sale assets	—	30
Cash and cash equivalents	4,844	4,951

Total assets (note F)	211,155	219,414

*
To reflect the principles of IFRIC 14 adopted on January 1, 2008, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note M explains the effect of the change.

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

Equity and liabilities	June 30, 2008	December 31, 2007*
	(In £ Millions)
Equity
Shareholders' equity (note H)	5,552	6,062
Minority interests	98	102

Total equity	5,650	6,164

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	169,113	176,390
Unallocated surplus of with-profits funds	12,560	13,959

Total	181,673	190,349

Core structural borrowings of shareholder-financed operations:
Subordinated debt	1,603	1,570
Other	923	922

Total (note I)	2,526	2,492

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note J)	2,908	3,081
Borrowings attributable to with-profits funds (note J)	937	987
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	5,053	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,755	3,556
Current tax liabilities	952	1,237
Deferred tax liabilities	2,843	3,402
Accruals and deferred income	773	599
Other creditors	1,956	1,020
Provisions	488	575
Other liabilities	1,641	1,871

Total	17,461	16,341

Total liabilities	205,505	213,250

Total equity and liabilities (note F)	211,155	219,414

*
To reflect the principles of IFRIC 14 adopted on January 1, 2008, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note M explains the effect of the change.

The accompanying notes are an integral part of these interim financial statements.

 Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

Six Months Ended June 30,

	2008	2007*
	(In £ Millions)
Cash flows from operating activities
(Loss) profit before tax from continuing operations (being tax attributable to shareholders' and policyholders' returns) (note (i))	(739)	640
Profit before tax from discontinued operations (note L)	—	222

Total (loss) profit before tax	(739)	862
Changes in operating assets and liabilities (note (ii))	1,236	366
Other items (note (ii))	(325)	(764)

Net cash flows from operating activities	172	464

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(55)	(137)
Acquisition of subsidiaries, net of cash balances (note (iii))	—	(77)
Disposal of Egg, net of cash balances (note (iv))	—	(538)
Disposal of other subsidiaries, net of cash balances (note (iii))	—	157

Net cash flows from investing activities	(55)	(595)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note (vi):
Redemption	—	(150)
Interest paid	(91)	(104)
With-profits operations (note (vii)):
Interest paid	(9)	—
Equity capital (note (viii)):
Issues of ordinary share capital	10	1
Dividends paid	(177)	(171)

Net cash flows from financing activities	(267)	(424)

Net decrease in cash and cash equivalents	(150)	(555)
Cash and cash equivalents at beginning of period	4,951	5,071
Effect of exchange rate changes on cash and cash equivalents	43	(16)

Cash and cash equivalents at end of period (note (ix))	4,844	4,500

*
To reflect the principles of IFRIC 14 adopted on January 1, 2008, the Company has altered its accounting policy for pension schemes with consequential changes to the comparative results for 2007. Note M explains the effect of the change.

The accompanying notes are an integral part of these interim financial statements.

Notes

(i)
This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

(ii)
The adjusting items to profit before tax include changes in operating assets and liabilities, and other items comprising adjustments in respect of non-cash items, including operational interest receipts and payments, dividend receipts, and tax paid. The figure of £(325) million for other items at half year 2008 includes tax paid of £(325) million with other items netting to nil. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Deferred acquisition costs (excluding changes taken directly to equity)	(464)	(277)
Other non-investment and non-cash assets	(742)	(644)
Investments	9,166	(7,189)
Policyholder liabilities (including unallocated surplus)	(9,194)	7,040
Other liabilities (including operational borrowings)	2,470	1,436

Changes in operating assets and liabilities	1,236	366

(iii)
Acquisitions and disposals of subsidiaries shown above for 2007 include venture fund and other investment subsidiaries of the PAC with-profits fund.

(iv)
The amount of £(538)m in respect of the disposal of Egg in 2007, net of cash balances, represents the net sale proceeds of £527 million less cash and cash equivalents of £1,065 million held by Egg and transferred on disposal.

(v)
In November 2007, the Company sold its venture fund management subsidiary, PPM Capital. As a result of the arrangements attaching to the sale, it is no longer appropriate to consolidate the holdings managed by that company.

(vi)
Structural borrowings of shareholder-financed operations consist of the core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vii)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture fund investment subsidiaries and other consolidated investment vehicles, are categorized as operating activities in the presentation above.

(viii)
Cash movements in equity capital exclude scrip dividends.

(ix)
Of the cash and cash equivalents amounts reported above, £361 million (June 30, 2007: £377 million) represents cash and cash equivalents of the holding company and central finance subsidiaries.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2008

A     Basis of preparation and audit status

        These unaudited condensed consolidated interim financial statements for the six months ended June 30, 2008 and 2007 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statement, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that have been issued by the IASB or that are applicable or available for early adoption for the next annual financial statements and other policy improvements. Were the Group to apply IFRS as adopted by the EU as opposed to those issued by the IASB no additional adjustment would be required.

        The results for the six months ended June 30, 2008 and 2007 are unaudited. Except for the change of accounting policy explained in notes B and M, the results for the year ended December 31, 2007 have been derived from the Prudential's 2007 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F.

B     Significant accounting policies

        The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended December 31, 2007, except for the change in the accounting policy for pension schemes for the adoption of IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" on January 1, 2008 (see note M).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

C     Segment disclosure

	Six Months Ended June 30,
	2008	2007
	(In £ Millions)
Revenue
Insurance operations	(799)	16,616
Asset management	531	682
Unallocated corporate	31	98
Intra-group revenue eliminated on consolidation	(136)	(141)

Total revenue, net of reinsurance, per income statement	(373)	17,255

Analyzed as:
Investment return**	(9,752)	8,258
Other items	9,379	8,997

	(373)	17,255

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Insurance operations, including post-tax transfers to unallocated surplus of with-profits funds	247	(16,076)
Asset management	(416)	(479)
Unallocated corporate	(333)	(201)
Intra-group charges eliminated on consolidation	136	141

Total charges per income statement	(366)	(16,615)
Segment results—revenue less charges (continuing operations)
Insurance operations	(552)	540
Asset management	115	203
Unallocated corporate	(302)	(103)

(Loss) profit before tax* (being tax attributable to shareholders' and policyholders' returns)	(739)	640
Tax attributable to policyholders' returns	637	15
(Loss) profit before tax attributable to shareholders	(102)	655
Tax attributable to shareholders' (loss) profit	(12)	(234)

(Loss) profit from continuing operations after tax	(114)	421
Segment results—discontinued operations (net of tax)
Banking (note L)	—	241
(Loss) profit for the period	(114)	662

*
This measure is the formal (loss) profit before tax measure under IFRS but is not the result attributable to shareholders.

**
Investment return principally comprises

  —Interest and dividends;

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

C     Segment disclosure (Continued)

  —Realized and unrealized gains and losses on securities and derivatives classified as at fair value through profit and loss under IAS 39; and

  —Realized gains and losses, including impairment losses, on securities classified as available for sale under IAS 39.

D     Tax credit (expense)

        The total tax credit of £625 million for the first half of 2008 (first half of 2007: £219 million charge) comprises £670 million credit (first half of 2007: £5 million charge) UK tax and £45 million charge (first half of 2007: £214 million) overseas tax. This tax credit comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £12 million (first half of 2007: £234 million) comprises £4 million (first half of 2007: £76 million) UK tax and £8 million (first half of 2007: £158 million) overseas tax.

        The tax credit related to discontinued operations in the first half of 2007, which was all attributable to shareholders, amounted to £19 million.

E      Dividend

        An interim dividend of 5.99p per share will be paid on September 23, 2008 to shareholders on the register at the close of business on August 15, 2008. The dividend will absorb an estimated £149 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

F      Group balance sheet

        The Group balance sheet at June 30, 2008 comprises assets and liabilities for the following categories of business with different levels of shareholders' exposure to asset value movements.

		Shareholder-backed
	Participating funds	Unit-linked and variable annuity unit assets and liabilities	Other long-term business assets and liabilities	Non- insurance	Intra-group eliminations	Total
	Note (i)	Note (iii)	Note (i)	Note (i)
	(In £ Millions)
Assets
Intangible assets
Deferred acquisition costs	18	0	3,212	5	0	3,235
Goodwill and other intangible assets	174	0	184	1,230	0	1,588

Total	192	0	3,396	1,235	0	4,823

Other non-investment and non-cash assets	3,027	492	5,010	3,793	(5,502)	6,820
Investment of long-term business and other operations:
Investment properties	11,800	897	832	0	0	13,529
Investment accounted for using the equity method	0	0	0	16	0	16
Financial investments:
Loans	1,714	117	4,400	2,488	0	8,719
Equity securities and portfolio holdings in unit trusts	43,380	31,463	1,009	24	0	75,876
Debt securities	40,261	5,740	36,781	1,024	0	83,806
Other investments	2,969	149	1,018	392	0	4,528
Deposits	4,577	1,037	2,445	135	0	8,194

Total	104,701	39,403	46,485	4,079	0	194,668

Cash and cash equivalents	829	1,063	752	2,200	0	4,844

Total assets	108,749	40,958	55,643	11,307	(5,502)	211,155

Equity and liabilities
Equity
Shareholders' equity (note H)	0	0	5,152	400	0	5,552
Minority interests	40	0	4	54	0	98

Total equity	40	0	5,156	454	0	5,650

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

F      Group balance sheet (Continued)

		Shareholder-backed
	Participating funds	Unit-linked and variable annuity unit assets and liabilities	Other long-term business assets and liabilities	Non- insurance	Intra-group eliminations	Total
	Note (i)	Note (iii)	Note (i)	Note (i)
	(In £ Millions)
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities	90,058	39,665	39,390	0	0	169,113
Unallocated surplus of with-profits funds	12,560	0	0	0	0	12,560

Total insurance liabilities	102,618	39,665	39,390	0	0	181,673

Core structural borrowings of shareholder-financed operations:
Subordinated debt	0	0	0	1,603	0	1,603
Other	0	0	125	798	0	923

Total (note I)	0	0	125	2,401	0	2,526

Operational borrowings attributable to shareholder-financed operations (note J)	0	0	583	2,325	0	2,908
Borrowings attributable to with-profits funds (note J)	937	0	0	0	0	937
Other non-insurance liabilities	5,154	1,293	10,389	6,127	(5,502)	17,461

Total	6,091	1,293	10,972	8,452	(5,502)	21,306

Total liabilities	108,709	40,958	50,487	10,853	(5,502)	205,505

Total equity and liabilities	108,749	40,958	55,643	11,307	(5,502)	211,155

Notes

(i)
Non-linked long-term business and non-insurance business

  The sensitivity of the Group's results to investment value movements principally arises in respect of the portfolios of non-linked insurance and non-insurance business.

(a)
Non-linked long-term business

  The non-linked shareholder business of the Group principally comprises:

UK insurance operations

Prudential Retirement Income Limited (PRIL)

  The assets covering PRIL's liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

F      Group balance sheet (Continued)

  Except to the extent of any minor asset/liability duration mismatch and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of PRIL's liabilities and covering assets is broadly neutral on a net basis.

  The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognized for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

  The principal items affecting the IFRS results for PRIL are mortality experience and assumptions, and credit risk.

PAC non-profit sub-fund

  The PAC non-profit sub-fund, excluding its unit-linked business, principally comprises annuity business previously written by Scottish Amicable Life, credit life and other non-participating business.

  The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

Jackson (other than variable annuity business segregated in the separate accounts)

  The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities for fixed annuity, term, institutional and other assets and liabilities of variable annuity business not segregated in the separate accounts.

  Invested assets covering liabilities for these types of business and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders' equity. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

  By contrast, the IFRS insurance liabilities for these types of business of Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which, with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

  These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders' equity.

Asian insurance operations

  For the non-participating business of the Asian insurance operations, the sensitivity of the IFRS basis results to market risk is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions.

  In addition to these features the overriding factor that affects IFRS basis results for Asian non-participating business is the return on the assets covering the Taiwan whole of life policies. This factor directly affects the actual return in any given reporting period. In addition though, the measurement of the liabilities to policyholders and the carrying value of deferred acquisition costs for this business is dependant upon an assessment of longer-term interest rates.

(b)
Other non-insurance

  Other non-insurance's balance sheet comprises mainly M&G. In addition, other non-insurance also covers asset management in Asia and US and unallocated corporate activities.

  M&G's balance sheet includes loans comprising bridging loan finance assets and structured finance arrangements managed by Prudential Capital.

(ii)
Participating business

  For participating business, which in the table above reflects the with-profit funds of the Prudential Assurance Company, and Singapore and Malaysia operations, the Group's principal sensitivity to investment value movements arises through the impact

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

F      Group balance sheet (Continued)

  on the shareholders' share of with-profits bonus declarations, which are 'smoothed' to adjust for changes in returns from period to period, and fees earned by the Group's asset management operations on the assets of the participating business funds.

(iii)
Unit-linked and variable annuity business

  For unit-linked and variable annuity business, the principal sensitivity to investment value movements is for the effect on investment management fees and derivative elements of guaranteed features of US products, after taking account of the economic hedging programme in place. The table above shows the unit assets and liabilities relating to the unit-linked and variable annuity business. Assets and liabilities such as deferred acquisition costs and insurance liabilities (other than unit liabilities) are included in the column for other long-term business.

(iv)
Consolidated investment funds

  In addition, the balance sheet of the Group includes investment funds which are managed on behalf of third parties and which are consolidated under IFRS in recognition of the control arrangements for those funds. As a result, the balance sheet includes assets and liabilities and a corresponding net asset value attributable to external unit-holders in respect of those funds, which are non-recourse to the Group. The Group is not exposed to investment risks on these assets representing the liability to the external parties.

G     Jackson's debt securities classified as available-for-sale

(i)
Accounting policy and methodology for determining impairments

        Jackson's debt securities are classified as "available-for-sale" under IAS 39 and carried in the balance sheet at fair value. Unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity. Impairments are recorded in the income statement as shown in note (ii) below.

        The consideration of evidence of impairment requires management judgment. Among the factors considered is whether the decline in fair value results from the change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as interest rate movements, unusual market volatility, or industry-related events, and where Jackson also believes there is a reasonable expectation for recovery, and furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

        Jackson's impairment review involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows.

        An impairment is recorded with the debt security written down to its fair value if, based on detailed cash flow analysis, Jackson assess that there will be a principal shortfall over the life of the security. The impairment loss reflects the difference between the market and book values.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

G     Jackson's debt securities classified as available-for-sale (Continued)

        The majority of the impairment losses arising in the first half of 2008 arose on residential mortgage-backed securities (RMBS). The impairment testing for RMBS was determined using a cash flow modeling approach designed to estimate future principal losses on underlying collateral mortgage loans supporting the investments in the structures. Principal loss estimates were based on the current delinquency/foreclosure statistics for the underlying pools. In aggregate, the more severe the current delinquency/foreclosure statistics for an underlying pool, the higher the principal losses projected. Projected underlying losses for each collateral pool are then run through a model of the bond structure to calculate the expected future cash flows of the bond. This cash flow simulation will indicate the extent of estimated future principal losses on securitization tranches held by Jackson. In the first half of 2008 and more particularly in the latter part of this period, the collateral performance of these RMBS has deteriorated coupled with the deterioration of the market price of these securities.

(ii)
Impairment losses recognized in the income statement

        Jackson's portfolio of debt securities is managed proactively with credit analysts closely and regularly monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment.

        In the first half of 2008, Jackson recorded £103 million (first half of 2007: £7 million) of impairment losses which comprise losses in respect of:

Six Months Ended June 30, 2008
(In £ Millions)
Residential mortgage-backed securities (RMBS)	82
Public fixed income	18
Consolidated Piedmont investment vehicle	3

103

        Of the £103 million, £75 million relates to Alt-A holdings. There were no sub-prime holdings which have been impaired.

(iii)
Sub-prime and Alt-A exposures

        At June 30, 2008, Jackson held £217 million in sub-prime exposure and £553 million in Alt-A exposure. The sub-prime exposure, which is primarily fixed rate with first lien collateral, is all investment grade and 96 per cent AAA rated. The Alt-A exposure is 84 per cent AAA rated. With an average FICO score of 610-620 Jackson's sub-prime collateral could be categorized as "near prime" with a score close to a prime score of 660.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

G     Jackson's debt securities classified as available-for-sale (Continued)

(iv)
Movements in the unrealized gains and losses of Jackson's available-for-sale securities for the first half of 2008:

	June 30, 2008	Change reflected directly in shareholders' equity	December 31, 2007
	(In £ Millions)
Assets fair value at below book value
Book value	13,478		10,730
Unrealized loss	(989)	(550)	(439)

Fair value (as included in balance sheet)	12,489		10,291
Assets fair value at or above book value
Book value	5,578		8,041
Unrealized gain	176	(127)	303

Fair value (as included in balance sheet)	5,754		8,344
Total
Book value	19,056		18,771
Net unrealized loss	(813)	(677)	(136)

Fair value (as included in balance sheet)	18,243		18,635

        The net reduction in the value of debt securities classified as available-for-sale of £677 million, as shown in the table above, is included within the statement of changes in equity. This reduction reflects the effect of continued adverse market movements in the first half of 2008. These temporary market value movements do not reflect defaults or impairments.

(v)
Debt securities in an unrealized loss position

(a)
All securities in an unrealized loss position

        The following table shows the fair value of the securities in a gross unrealized loss position for various percentages of book value and by maturity of security:

	June 30, 2008 Fair value	June 30, 2008 Unrealized loss	December 31, 2007 Fair value	December 31, 2007 Unrealized loss
	(In £ Millions)
Percentage of book value
Between 90% and 100%	9,856	(393)	9,370	(274)
Between 80% and 90%	1,964	(326)	784	(122)
Below 80%	669	(270)	137	(43)

	12,489	(989)	10,291	(439)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

G     Jackson's debt securities classified as available-for-sale (Continued)

	June 30, 2008 Unrealized loss	December 31, 2007 Unrealized loss
	(In £ Millions)
By maturity of security
Less than 1 year	—	(1)
1 to 5 years	(77)	(54)
5 to 10 years	(338)	(164)
More than 10 years	(136)	(60)
Mortgage-backed securities and other debt securities	(438)	(160)

Total	(989)	(439)

        As shown in the table above, £270 million of the £989 million of gross unrealized losses at June 30, 2008 related to securities which fair value were below 80% of the book value. The age analysis for this £270 million, indicating the length of them for which their fair value was below 80% of the book value is as follows:

	June 30, 2008 Fair value	June 30, 2008 Unrealized loss
	(In £ Millions)
Less than 3 months	248	(82)
3 months to 6 months	387	(168)
More than 6 months	34	(20)

	669	(270)

        The following table shows the age analysis of all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	June 30, 2008				December 31, 2007
Aged analysis of unrealized losses for the periods indicated	Not rated	Non- investment grade	Investment grade	Total	Not rated	Non- investment grade	Investment grade	Total
	(In £ Millions)				(In £ Millions)
Less than 6 months	(25)	(16)	(266)	(307)	(7)	(8)	(52)	(67)
6 months to 1 year	(16)	(18)	(102)	(136)	(10)	(21)	(105)	(136)
1 year to 2 years	(14)	(33)	(192)	(239)	(5)	(2)	(16)	(23)
2 years to 3 years	(32)	(9)	(203)	(244)	(24)	(10)	(140)	(174)
More than 3 years	(9)	(7)	(47)	(63)	(7)	(3)	(29)	(39)

	(96)	(83)	(810)	(989)	(53)	(44)	(342)	(439)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

G     Jackson's debt securities classified as available-for-sale (Continued)

(b)
Sub-prime and Alt-A securities

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	June 30, 2008		December 31, 2007
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Fair value of securities as a percentage of book value
Between 90% and 100%	175	(10)	572	(24)
Between 80% and 90%	386	(66)	132	(22)
Below 80%	165	(75)	28	(10)

	726	(151)	732	(56)

        Of the sub-prime and Alt-A securities whose fair value is below 80 per cent of book value at June 30, 2008, £18 million of the £75 million unrealized losses relates to securities that have been in that position for 3 months or under, £49 million for 3 to 6 months and £8 million for 6 to 9 months.

H     Shareholders' equity

	June 30, 2008	December 31, 2007
	(In £ Millions)
Share capital	124	123
Share premium	1,838	1,828
Reserves	3,590	4,111

Total	5,552	6,062

I       Net core structural borrowings of shareholder-financed operations

	June 30, 2008	December 31, 2007
	(In £ Millions)
Core structural borrowings of shareholder-financed operations:
Holding company	2,401	2,367
Jackson	125	125

Total (per consolidated balance sheet)	2,526	2,492
Less: Holding company* cash and short-term investments (recorded within the consolidated balance sheet)	(1,498)	(1,456)

Net core structural borrowings of shareholder-financed operations	1,028	1,036

*
Including central finance subsidiaries

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

J      Other borrowings

	June 30, 2008	December 31, 2007
	(In £ Millions)
Operational borrowings attributable to shareholder-financed operations:
Borrowings in respect of short-term fixed income securities programs	2,321	2,477
Non-recourse borrowings of US operations	580	591
Other borrowings	7	13

Total	2,908	3,081

Borrowings attributable to with-profits funds:
Non-recourse borrowings of consolidated investment funds	740	789
Subordinated debt of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	97	98

Total	937	987

K     Contingencies and related obligations

        The main changes to the Company's contingencies and related obligations that have arisen in the six month period ended June 30, 2008 are set out below.

(i)
UK Financial Services Authority's Consultation Paper CP08/11

        In June 2008 the FSA published a consultative document which proposes that from November 1, 2008 all future payments for compensation and redress, regardless of when the mis-selling occurred, should be met from shareholders' funds, but exempting payments which form part of a "guarantee" scheme. It is not clear currently how this proposal will apply to the guarantees covered by the provision of £462 million held in the inherited estate of the Prudential Assurance Company at June 30, 2008.

(ii)
Inherited estate of Prudential Assurance Company

        Prudential announced in March 2006 that it had begun a process to determine whether it could achieve greater clarity as to the status of the inherited estate through a reattribution. In June 2008 Prudential announced that it did not believe that it is in the interests of current or future policyholders or shareholders to continue the reattribution process.

L      Discontinued operations

        Discontinued operations for 2007 relate entirely to UK banking operations following the sale on May 1, 2007 of Egg.

        The profit from discontinued operations of £241 million comprises a loss before tax for the period of ownership of £68 million, a tax credit on the loss of £19 million and a profit on sale (both before and after tax) of £290 million.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

M    Adoption of altered policy for pension schemes to reflect the principles of IFRIC 14

(i)
The reason for the change

        As mentioned in note B, the Group has adopted an accounting policy change for pension schemes in the first half of 2008. The adoption of IFRIC 14, which gives guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognized as an asset thereby providing reliable and more relevant information. The recognition of an asset is restricted to those that are demonstrably recoverable, either by refund or reduction in future contributions. It also addresses when a minimum funding requirement might give rise to a liability. The assessment of recoverability and any additional liability is made by reference to the terms of the Trust Deed of pension schemes and, unless substantively enacted or contractually agreed, with no account taken of potential changes to current funding arrangements.

        This accounting policy change has had an effect on the Group's interest in the financial position of the Group's main UK defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The change relates solely to the accounting measurement of the Group's interest in the financial position of PSPS. Adoption of this accounting policy change does not affect the Group's interest in the Group's other defined benefit pension schemes.

        Under the terms of the Trust Deed, the Group has no unconditional right of refund to any surplus in PSPS. Also, the Group has no ability under the guidance in IFRIC 14 to anticipate a reduction in the level of future contributions for ongoing services from those currently being paid. In addition, the Group currently has a five-year deficit funding arrangement in place as agreed with the Trustees of the PSPS following the last triennial valuation of PSPS as at April 5, 2005.

        The asset and liabilities of PSPS are unaffected by the impact of the change in accounting policy. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions. The fluctuating nature of the surplus is demonstrated by the reduction in the underlying gross surplus from £528 million at December 31, 2007 to £315 million at June 30, 2008.

(ii)
The summary effect of the change

        In respect of the position at June 30, 2008, the Group has not recognized the underlying PSPS pension surplus of £315 million (£265 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognized as an asset on its balance sheet under the previous policy. In addition, the Group has recognized a liability for deficit funding to April 5, 2010 of £80 million (£67 million net of deferred tax) in respect of PSPS. Of these, the amounts attributable to shareholders are £97 million (£69 million net of deferred tax) for the surplus not recognized as an asset and £25 million (£18 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders' equity at June 30, 2008 is a reduction of £87 million as shown in note (iii) below.

        The 2007 comparative figures in these condensed consolidated financial statements have been adjusted accordingly for this change in accounting policy.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

M    Adoption of altered policy for pension schemes to reflect the principles of IFRIC 14
(Continued)

(iii)
The effect of the change on the income statement, earnings per share and balance sheet

Condensed Consolidated Income Statements

	Increase (decrease) in profit
	Six Months Ended June 30,
	2008	2007
	Adjustments incorporated in the results	Adjustments made to previously published results
	(In £ Millions)
Investment return	(20)	8
Benefits and claims and movement in unallocated surplus of with-profits funds	(137)	138
Other operating expenditure	245	(232)

Profit (loss) before tax (being tax attributable to shareholders' and the policyholders' returns)	88	(86)
Tax attributable to policyholders' returns	(16)	13

Profit (loss) before tax attributable to shareholders	72	(73)
Tax attributable to shareholders' (loss) profit	(20)	19

Profit (loss) from continuing operations after tax / Profit (loss) for the period	52	(54)

Earnings per share

	Increase (decrease) in earnings per share
	Six Months Ended June 30,
	2008	2007
	Adjustments incorporated in the results	Adjustments made to previously published results
	(in pence)
Basic and diluted based on profit (loss) from continuing operations attributable to equity holders of the Company	2.1p	(2.2	)p

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2008

M    Adoption of altered policy for pension schemes to reflect the principles of IFRIC 14
(Continued)

Condensed Consolidated Balance Sheets

	Increase (decrease) in shareholders' equity
	June 30, 2008	December 31, 2007
	Adjustments incorporated in the results	Adjustments made to previously published results
	(In £ Millions)
Deferred tax assets	13	26
Other debtors	(185)	(356)
Policyholder liabilities—contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	(130)	(172)
Unallocated surplus of with-profits funds	245	392
Deferred tax liabilities	50	73
Provisions	(80)	(102)

Shareholders' equity	(87)	(139)

N     Related party disclosures

        The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended December 31, 2007.

        There were no transactions with related parties during the six months ended June 30, 2008 which have had a material effect on the financial position or results of the Group.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2008	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ PETER MAYNARD Peter Maynard Company Secretary